December 22, 2009

C. Christopher Sprague, Esquire
Vice President and Corporate Counsel
The Prudential Insurance Company of America
751 Broad Street
Newark, NJ 07102

      Re: Pruco Life Insurance Company and Pruco Life Insurance Company of
              New Jersey
              Initial Registration Statements on Form N-4 and S-3
              File Numbers: 333-162673, 333-162676, 333-162678, 333-162680 and
              333-162683

Dear Mr. Sprague:

The staff has reviewed the above-referenced registration statements, which the Commission received on October 26 and 27, 2009.   In light of your representation that the other filings are subsets of filing 333-162673, our comments below are based on that filing, but apply to the others to the extent applicable. Unless otherwise stated, page numbers refer to the page numbers in the courtesy copy you provided. Item references are to the item numbers set forth in Form N-4.

PROSPECTUS

1. **General Comments**
   Please note that each filing has material information, including fees and charges, missing. Please file a pre-effective amendment with all the missing information. With respect to any reservation to increase the charge for a benefit if the charge for new elections of the benefit has increased, please disclose that any increases in charges will not exceed the maximum charges set forth in the fee tables.

2. **Front Cover Page**
   (a) Since one of the contracts described in the prospectus has a bonus feature, please disclose prominently (<u>e.g</u>. in bold) that the expenses for the contract with a bonus may be higher than expenses for a contract without a bonus and that the amount of the credit may be more than offset by the additional fees and charges associated with the bonus.

   (b) Please indicate the Prudential website where information can be found.

3. **Glossary of Terms (page 9**)

   In the definition of "Valuation Date," please explain the last clause which provides "or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued."

4. **Summary of Contract Fees and Charges (pages 11-17**)

   (a) With respect to the Annualized Fees/Charges table, please add the information regarding the fee in the 9th Annuity Year in a footnote.

   (b)   With regard to the Optional Benefit Fees and Charges Tables, Registrant should disclose the basis for each charge directly below the charge caption or on the left side of the table.

   (c) With respect to the "Total Annual Portfolio Operating Expenses," please add a column to reflect short sales expenses for any fund that has a significant amount of such expenses.

   (d) All footnotes should be in a smaller font than the table and placed at the bottom of the page. Alternatively, all footnotes may follow the required item 3 disclosure.

   (e) With regard to the Expense Examples, please provide the numerical examples.

   (f) Please move the Expense Examples from page 20 to follow the required underlying fund expense table that is currently on page 14.

5. **Investment Options (pages 25-36**)

   (a) In the AST High Yield Portfolio discussion, please indicate that these investments are commonly known as "junk bonds." Please make this disclosure for all other portfolios that make this type of investment.

   (b) In the "Limitation with Optional Benefits" section, please provide in each Group list, the optional benefits to which the Group applies.

6. **Rates for MVA Option (page 39**)

   Please rewrite the last sentence so that it is in plain English.

7. **Contingent Deferred Sales Charge (page 44**)

   Please clarify whether if the CSDC is taken as another withdrawal, whether there is a CSDS charge on that amount. Also, could the amount taken to cover the CDSC cause the withdrawal to be an "Excess Withdrawal?" If so, please add disclosure to clarify these points.

8. **Additional Purchase Payments (page 46)**
   Please provide your legal basis for allocating additional Purchase Payments to the Money Market Sub-account, rather than considering the request as not in Good Order and requiring further instruction from the contract owner.

9. **Right to Cancel (page 49)**
   Please add language that where required by law, you will return Purchase Payment(s) if they are greater than the current Account Value, less any applicable fees and charges.

10. **Free Withdrawal Amount (page 55)**
    Please provide an example of the circumstances described in the last paragraph of this section.

11. **Annuity Options (pages 57-58)**
    (a) In the "Other Annuity Options" section, please delete the second sentence which appears to be restating the information previously described. Please also explain the legal basis which allows you to cease offering an option described in the prospectus.

    (b) In the "Choosing the Annuity Payment Option" (page 59) section, please provide an example of the circumstances described in the last sentence.

12. **Key Feature-annual Income Amount Under the Highest Daily Lifetime 6 Plus Benefit (page 61)**
    Please rewrite the second paragraph of this section in plain English.

13. **Termination of the Benefit (page 67)**
    Please highlight in bold the events which will result in the termination of the benefit here and elsewhere (<u>e.g.</u> page 82).

14. **Triggers for Payment of the Death Benefit (page 90-92)**
    Please explain you legal basis for not paying the minimum death benefit if Due Poof of Death is received more than one year after death.

15. **Calculation of Highest Anniversary Value Death Benefit (page 93)**
    Please disclose that you will not recapture bonus credits until an order allowing such recapture has been issued by the Commission.

16. **Processing and Valuing Transactions (page 97)**
    Please change the clause "that meet our requirements" to "that are received in Good Order." Please delete the first sentence of the second paragraph that allows you to cease processing transactions due to inclement weather, natural disaster or other circumstances beyond your control. See Section 22 (e) and Rile 22c-1.

17. Initial Purchase Payment (pg. 98)

Please explain your legal basis, as to both Initial and subsequent Purchase Payments, for depositing such payments into your general account and for retaining any interest earned during the period pending allocation to Sub-accounts specified by the owner.

18. Pruco Life (page 107)

Please change the telephone number for the Public Reference Room to 202-551-8090.

19. The Separate Account (page 108)

Please add the language required by Item 5(b)(ii) that the insurance obligations under the variable contracts described in this prospectus are obligations of the depositor.

20. Voting Rights (page 109)

Please add that shares owned directly by the depositor or its affiliates will also be subject to "mirror voting."

21. Part C

Include actual agreements as opposed to "form of" agreements. See <u>e.g.</u>. reference to participation agreements.

22. Miscellaneous

Any exhibits, financial statements, and any other requireddisclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

23. Tandy comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the

Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and

• the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments have been addressed. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After our comments have been addressed, the Registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, please call the undersigned at (202) 551-6922. Additionally, copies of documents or letters filed on EDGAR may be transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Product